UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                               (Amendment No. 3)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURUSANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, 0.01 par value
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                         (Title of Class of Securities)


                                    408623106
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                                 (CUSIP Number)


                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2004
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            (Dates of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 408623106                SCHEDULE 13D        Page 2 of 6
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1.    Name of Reporting Persons
      I. R. S. Identification Nos. of Above Persons (entities only)

      James M. Clark, Jr.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) / /
                                                                 (b) / /
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3.    SEC Use Only

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4.    Source of Funds (See Instructions): PF

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                         / /

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6.    Citizenship or Place of Organization: United States of America

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Number of Shares   7.    Sole Voting Power                         507,815
Beneficially
Owned by Each      8.    Shared Voting Power                        30,400(1)
Reporting
Person With:       9.    Sole Dispositive Power                    507,185

                  10.    Shared Dispositive Power                  30,400(1)

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person 538,215

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                         / /

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13.   Percent of Class Represented by Amount in Row (11)         11.0%(2)

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14.   Type of Reporting Person (See Instructions)                IN

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(1)   Consists of (x) 20,000 shares held in and owned by a family trust for which the Reporting Person claims indirect beneficial ownership and (y) 8,000 shares beneficially owned by the Reporting Person's spouse which, pursuant to a power of attorney, Reporting Person has indirect beneficial ownership (7,500 shares are directly beneficially owned by Reporting Person's spouse and 500 shares are indirectly beneficially owned by Reporting Person's spouse, see Page 3 of 6) and (z) 2,400 shares held in and owned by a charitable trust for which the Reporting Person has trustee powers; the Reporting Person disclaims beneficial ownership of the above shares other than Reporting Person's indirect beneficial ownership in the 20,000 shares held in the family trust.

(2) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2004.

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CUSIP No. 408623106                SCHEDULE 13D        Page 3 of 6
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1.    Name of Reporting Persons
      I. R. S. Identification Nos. of Above Persons (entities only)

      Susanna L. Porter
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) / /
                                                                 (b) / /
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3.    SEC Use Only

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4.    Source of Funds (See Instructions): PF

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)  / /

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6. Citizenship or Place of Organization: United States of America
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Number of Shares   7.    Sole Voting Power                       7,500
Beneficially
Owned by Each      8.    Shared Voting Power                     500(1)
Reporting
Person With:       9.    Sole Dispositive Power                  7,500

                  10.    Shared Dispositive Power                500(1)

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                         / /

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13.   Percent of Class Represented by Amount in Row (11) 0.2% (2)

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14.   Type of Reporting Person (See Instructions) IN

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(1)   Consists of 7,500 shares directly beneficially owned and 500 shares held in and owned by a custodial account for non-related minor for which the Reporting Person has custodial powers.

(2) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2004

                                  SCHEDULE 13D

INTRODUCTION

      The persons filing this Amendment No. 3 are James M. Clark, Jr. and Susanna L. Porter. This Amendment No. 3 amends a Statement on Schedule 13D filed by James M. Clark, Jr. and Susanna L. Porter initially filed on March 25, 1998, as amended (the "Statement"). The filing of Amendment No. 3 should not be deemed an admission that the parties referenced above comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This statement relates to the shares of the John Q. Hammons Hotels, Inc., a Delaware corporation (the "Issuer") Class A Common Stock, $0.01 par value per share (the "Common Stock"). The Issuer has its principal executive offices at 300 John Q. Hammons Parkway, Suite 900, Springfield, MO 65806. The number of issued and outstanding shares of Common Stock as of August 10, 2004, as reported in the Issuer's Form 10-Q filed on August 13, 2004, is 4,886,175.

      Other than as set forth below, to the best knowledge of the Reporting Persons there has been no material change in the information set forth in response to Items 1, 2, 3 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

Item 4.    Purpose of the Transaction

      On October 26, 2004, Mr. Clark filed a Statement on Schedule 13D announcing his intention, together with certain other parties (the "Committee"), to attempt to obtain fair value for the Common Stock held by the unaffiliated stockholders of the Issuer.

      On October 26, 2004, the Committee delivered a letter to the Issuer's Special Committee of Independent Directors providing notice of the Committee's displeasure with (i) the proposed offer from Barcelo Crestline Corporation ("Barcelo") to acquire all issued and outstanding shares of Common Stock of the Issuer for $13.00 in cash per share of Common Stock (the "Offer"), and (ii) the different terms to be paid to John Q. Hammons for his interest in the Issuer. The Committee requested to meet with the Special Committee of Independent Directors to discuss the Offer and other issues related to the Barcelo transaction.

      As a result of their participation in the Committee, the Reporting Persons may be deemed to have formed a "group," within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The formation of a group is deemed an acquisition by the group of the shares held individually by the group's members.

Item 5.    Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Issuer:

            (i) James M. Clark, Jr. beneficially owns 538,215 shares of Common Stock and is the beneficial owner of 11.0% of the Common Stock.

            (ii) Susanna L. Porter beneficially owns 8,000 shares of Common Stock and is the beneficial owner of 0.2% of the Common Stock.

      (b) As of the date hereof, the Reporting Persons have the following voting and dispositive powers in the securities of the Issuer:

            (i) James M. Clark, Jr. (1) has sole voting and sole dispositive power over 507,185 shares of Common Stock and (2) has shared voting and shared dispositive power with respect to (A) 20,000 shares of Common Stock held in and owned by a family trust and
                  (B) 8,000 shares directly and indirectly beneficially owned by his spouse and (C) 2,400 shares held in and owned by a charitable trust.

            (ii) Susanna L. Porter has (1) shared voting (Ms. Porter granted to Mr. Clark pursuant to a power of attorney shared voting power for a 12 month period which commenced October 26, 2004) and sole dispositive power with respect to 7,500 shares of directly beneficially owned Common Stock and (2) has shared voting and shared dispositive power with respect to 500 shares of Common Stock held in and owned by a custodial account for non-related minor for which the Reporting Person has custodial powers.

      (c) To the best of the knowledge of the Reporting Persons, none of the Reporting Persons have engaged in any transactions in the Common Stock during the 60 days immediately preceding the date of this Schedule 13D.

      (d) James M. Clark, Jr. has (1) shared power to vote and dispose of the 20,000 shares of Common Stock held in and owned by a family trust as a trustee of such trust, (2) shared power to vote the 7,500 shares beneficially owned by his spouse under a power of attorney, (3) shared power to vote and dispose of 2,400 shares held in and owned by a charitable trust in his capacity as a trustee of such trust and (4) shared power to vote the 500 shares held in and owned by a custodial account for the benefit of a non-related minor in his capacity with power of attorney to vote shares of Common Stock beneficially owned by his spouse.

      Susanna L. Porter has (1) shared power to vote the 7,500 shares of Common Stock directly beneficially owned and (2) shared power to vote and dispose of the 500 shares of Common Stock held in and owned by a custodial account for non-related minor for which Ms. Porter has custodial powers.

      No person other than the remaining Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 2004

                                    /s/ James M. Clark, Jr.
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                                    James M. Clark, Jr.


                                    /s/ Susanna L. Porter
                                    ------------------------------
                                    Susanna L. Porter